Northern Dynasty: US Army Corps of Engineers releases Scoping Information for Pebble Project

Environmental Impact Statement (EIS)

March 22, 2018–Vancouver–Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) today announced that the US Army Corps of Engineers (“USACE” or the “Corps”) has posted on its website a ‘Scoping Package’ for the Environmental Impact Statement (“EIS”) permitting review of the Pebble Project, as required under the National Environmental Policy Act (“NEPA”).

The USACE Scoping Package indicates the EIS scoping period will begin on April 1, 2018 and conclude on April 30, 2018. Public meetings will be hosted by the Corps during the scoping period in Alaska regional centers Anchorage, Homer, King Salmon and Dillingham, as well as in villages in close proximity to the Pebble Project, including Iliamna, Igiugig, Nondalton and Kokhanok.

In addition to seeking public and stakeholder input during scoping, the US Army Corps of Engineers will facilitate a formal consultation and public comment process following publication of the Pebble Draft EIS – expected sometime in 2019. The Corps’ current timeline projects the Final EIS for the Pebble Project to be complete within 24 months.

Information regarding the Pebble EIS process, including the Scoping Package that describes this phase of the process, can be found on the USACE website under Pebble Project EIS.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership and other wholly-owned subsidiaries, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

Canadian Media Contact: Ian Hamilton DFH Public Affairs (416) 206-0118 x.222	US Media Contact: Dan Gagnier Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future events that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance or the outcome of litigation.

Assumptions used by the Company to develop forward-looking statements are that the Pebble project will be evaluated based on technical and scientific criteria free from undue political or legal interference. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com. Northern Dynasty does not have control over the contents of the USACE website and therefore Northern Dynasty cannot either endorse the contents or assume responsibility for the website’s contents other than for submissions thereon actually made by Northern Dynasty.